UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2017

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business (Preliminary) Results

 The preliminary results shown in this table may differ from the final results

1. Consolidated results (prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (First quarter of 2017)	Previous Period (Fourth quarter of 2016)	Changes (%)	Year to Year Comparison (First quarter of 2016)	Changes (%)
Operating Revenue	Quarterly Results	4,234,365	4,352,260	-2.71	4,228,463	0.14
	Year-to-date (“YTD”) Results	4,234,365	17,091,816	—	4,228,463	—

Operating Income	Quarterly Results	410,500	301,945	35.95	402,127	2.08
	YTD Results	410,500	1,535,744	—	402,127	—

Profit from Continuing Operations Before Income Tax	Quarterly Results	724,220	564,093	28.39	736,124	-1.62
	YTD Results	724,220	2,096,139	—	736,124	—

Profit for the Period	Quarterly Results	583,481	474,700	22.92	572,298	1.95
	YTD Results	583,481	1,660,101	—	572,298	—

Attributable To: Controlling Interests	Quarterly Results	589,134	488,883	20.51	571,846	3.02
	YTD Results	589,134	1,675,967	—	571,846	—

2. Non-consolidated results (prepared in accordance with International Financial Reporting Standards as adopted in Korea)

Classification (unit : in millions of Won, %)		Current Period (First quarter of 2017)	Previous Period (Fourth quarter of 2016)	Changes (%)	Year to Year Comparison (First quarter of 2016)	Changes (%)
Operating Revenue	Quarterly Results	3,087,956	3,058,445	0.96	3,098,261	-0.33%
	YTD Results	3,087,956	12,350,479	—	3,098,261	—

Operating Income	Quarterly Results	439,396	397,006	10.68	429,851	2.22%
	YTD Results	439,396	1,782,172	—	429,851	—

Profit Before Income Tax	Quarterly Results	489,633	310,603	57.64	465,675	5.14%
	YTD Results	489,633	1,562,782	—	465,675	—

Profit for the Period	Quarterly Results	388,206	226,341	71.51	382,208	1.57%
	YTD Results	388,206	1,217,274	—	382,208	—

3. Source of Data	Data Provider	IR Team, SK Telecom
	Provided for	Analysts and Institutional Investors
	Date of Provision	April 26, 2017 / 15:00(Seoul time)
	Location	SK Telecom Headquarters, Conference Room
	Organizing Team	IR Team, SK Telecom (+82-2-6100-2114)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Sunghyung Lee
(Signature)
Name:	Sunghyung Lee
Title:	Senior Vice President

Date: April 26, 2017

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